Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31,

	2016	2015	2014	2013	2012
(Dollars in millions)
EARNINGS:
Income (loss) before income taxes[1]	$82	$404	$(59)	$258	$205
Add (deduct):
Equity in earnings of unconsolidated entities	(140)	(140)	(130)	(132)	(90)
Distributions from unconsolidated entities	93	60	112	126	84
Amortization of capitalized interest	6	6	6	4	1
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(1)	(6)	(2)	(7)	(30)
	40	324	(73)	249	170
Add fixed charges:
Consolidated interest expense[2]	113	86	57	44	42
Interest portion (1/3) of consolidated rent expense	54	51	51	54	61
	$207	$461	$35	$347	$273
FIXED CHARGES:
Consolidated interest expense[2]	$113	$86	$57	$44	$42
Capitalized interest	1	3	6	18	18
Interest portion (1/3) of consolidated rent expense	54	51	51	54	61
	$168	$140	$114	$116	$121

RATIO OF EARNINGS TO FIXED CHARGES	1.23	3.29	*	2.99	2.26

[1]

Includes gain on sale of business and other exit costs, net of $114 million, $33 million and $247 million in 2015, 2014 and 2013, respectively, and loss on sale of business and other exit costs, net of $21 million in 2012.

Includes gain on license sales and exchanges, net of $19 million, $147 million, $113 million and $255 million in 2016, 2015, 2014 and 2013, respectively.

Includes gain on investments of $19 million in 2013 and loss on investments of $4 million in 2012.

[2]	Interest expense on income tax contingencies is not included in fixed charges.

*	Earnings in 2014 were inadequate to cover Fixed charges by $79 million.